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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RelationServe Media, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
759424 10 4
(CUSIP Number)
Brian Mason, General Manager
SouthPac Trust International Inc.
ANZ House, P.O. Box 11
Cook Islands
Copies to:
Robert B. Murphy, Esq.
Pepper Hamilton LLP
600 Fourteenth Street, N.W.
Washington, D.C. 20005-2004
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	759424 10 4	Page	2	of	7

1	NAMES OF REPORTING PERSONS: MHB Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cook Islands

	7	SOLE VOTING POWER:

NUMBER OF		5,392,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,392,500

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,392,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.4% (based on 40,741,920 shares outstanding as of March 30, 2006)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	759424 10 4	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Southpac Trust International, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cook Islands

	7	SOLE VOTING POWER:

NUMBER OF		5,392,500

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,392,500

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,392,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.4% (based on 40,741,920 shares outstanding as of March 30, 2006)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

ITEM 1. SECURITY AND ISSUER.
This statement is being filed by MHB Trust and relates to 5,392,500 shares (the “Shares”) of the class of common stock, par value $0.001 per share (the “Common Stock”), of RelationServe Media, Inc., a Delaware corporation (the “Issuer”), with its principal offices at 6700 North Andrews Avenue, Ft. Lauderdale FL 33309.
ITEM 2. IDENTITY AND BACKGROUND.
This Statement is filed on behalf of:
MHB Trust is a discretionary trust organized in the Cook Islands with its principal office at ANZ House, P.O. Box 11, Rarotonga, Cook Islands (the “Trust”).
Southpac Trust International, Inc., a Cook Islands corporation, serves as trustee of the Trust (the “Trustee”). The executive officers and directors of the Trustee and the information required by Items 2-6, as applicable, are set forth below or on Schedule A.
During the past five years, none of the reporting persons or the persons listed on Schedule A have been convicted in a criminal proceeding nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The Shares were acquired by the Trust as part of a merger consummated on June 13, 2005 (the “Merger”), between and among the Issuer, formerly known as Chubasco Resources Corp., its wholly-owned acquisition subsidiary, and Relationserve Media, Inc. (“Relationserve”), as more fully described in a Current Report on Form 8-K filed with the SEC by the Issuer on or about that date. Under the terms of the Merger Agreement, each share of Relationserve common stock outstanding prior to the Merger and each Relationserve warrant outstanding was converted into one share of Common Stock or warrant to purchase one share of Common Stock following the Merger. As a result of the Merger, Relationserve’s former stockholders, including the Trust, became majority stockholders of the Issuer.
ITEM 4. PURPOSE OF TRANSACTION.
Neither the reporting persons nor the persons listed on Schedule A have any present plans or proposals that may relate to or would result in any of the following actions:
a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
The Trust is the record holder of 2,600,000 shares of Common Stock and warrants to acquire 2,792,500 shares of Common Stock, representing in the aggregate 12.4% of the outstanding shares of Common Stock as of March 30, 2006. The Trustee pursuant to the Trust has the power to vote or dispose of the Shares. During the previous 60 days, warrants to acquire an aggregate of 451,500 shares of Common Stock were transferred to four persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
On October 27, 2005, the Shares became subject to a lock-up agreement executed in connection with a consolidation transaction by the Issuer and other parties (the “Consolidation”). The lock-up agreement provides that, except as described below, the Shares may not be offered for sale, sold, pledged or other wise disposed of for a period ending on the earlier of (i) 270 days following the date on which a registrations statement covering the Shares is declared effective by the Securities and Exchange Commission or (ii) March 1, 2006 if the Consolidation has not been consummated by such date. On February 6, 2006, the Issuer announced that the Consolidation had been consummated. The lock-up does not apply to (i) transfers of any shares, options or warrants exclusively to any family members or affiliates of MHB Trust or for estate planning purposes, provided that the transferee agrees to be bound by the terms of the lock-up agreement, (ii) the establishment of a so-called “10b5-1 plan” or a brokerage account, provided that no sales shall be made thereunder prior to the end of the lock-up period, (iii) the exercise of any options or warrants held by the reporting person as of October 27, 2005, provided that any shares issued in connection therewith shall be subject to the lock-up; provided that it shall be a condition to any such transfer or action that no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or action (other than a filing on a Form 5 made after the expiration of the lock-up period), (iv) transfers of up to 1,184,000 shares of Common Stock, or (v) transfers involving any successor or replacement trustee, provided that in such event the successor or replacement trustee shall be bound by the lock-up agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
1.0.	Lock-Up Letter Agreement, dated October 27, 2005, between and among Lehman Brothers Inc., as Representative of Several Investors, and MHB Trust

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: April 5, 2006

MHB TRUST

By:	SOUTHPAC TRUST INTERNATIONAL, INC.

	By:	/s/ BRIAN MASON

Brian Mason, Manager

SOUTHPAC TRUST INTERNATIONAL, INC.

	By:	/s/ BRIAN MASON

Brian Mason, Manager

SCHEDULE A

Southpac Trust International, Inc.

Directors	Executive Officers

Corporate Directors Limited	N/A

Corporate Directors Limited

Directors	Executive Officers

Brian Mason	N/A
Brendon Stone
Leann Corvette